FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of April 2002

TRANSGENE S.A.
(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Press release dated April 9, 2002 announcing the initiation of a third Phase II clinical trial of the Company's MVA-MUC1-IL2 product candidate.

Tuesday April 9, 12:01 am Eastern Time

Press Release

SOURCE: Transgene

Transgene Initiates a Third Phase II Clinical Trial With Its MVA-Muc1-IL2 Product Candidate

STRASBOURG, France, April 9 /PRNewswire-FirstCall/ -- Transgene (Nasdaq: TRGNY; Nouveau Marche: 6274, TRANSGENE) announced today the initiation of a Phase II clinical trial of its immunotherapeutic MVA-Muc1-IL2 vaccine candidate for the treatment of prostate cancer. The trial will be conducted in the United States.

Prostate cancer is the most common form of cancer occurring in men in the United States and occurs more frequently in older men. In 2000, prostate cancer was diagnosed in approximately 416,000 men in developed countries and was responsible for approximately 128,200 deaths. Worldwide, prostate cancer is the second leading cause of cancer deaths in men. Primary treatment of prostate cancer consists either of radical surgery or radiation therapy. Although this is adequate for permanent disease control in many patients, a significant number of patients either already have metastatic disease when they are first diagnosed or ultimately relapse with metastatic disease. Treatment of metastatic prostate cancer has relied on palliative hormonal therapies that are not curative as evidenced by the fact that patients have developed progressive disease while undergoing initial hormonal therapy.

Transgene's Phase II clinical trial will evaluate the efficacy of subcutaneous injections of MVA-Muc1-IL2 as a single agent administered to patients with prostate cancer distributed randomly in two groups on different dosing schedules. It will include up to 50 patients with prostate cancer who have progressive elevation of their PSA level, one of the identified markers of prostate cancer progression, without documented evidence of metastatic disease after having undergone primary therapy. As these patients have a relatively limited volume of tumors, we expect that the immune response induced after treatment with MVA-Muc1-IL2 will be effective. The tumor response to vaccination will be monitored through changes in PSA level and other parameters.

The trial will be performed according to an optimized design divided in two stages. An interim analysis will be performed once 15 evaluable patients in each group have been reviewed in order to decide upon continuation of the trial.

``There is a need for novel approaches to treat diseases, such as prostate cancer, the advanced stages of which are not cured by current treatments," said Gilles Belanger, Chief Executive Officer of Transgene. ``We believe that our MVA-Muc1-IL2 vaccine candidate has the potential to induce an efficient immune response to produce a strong anti-tumor effect, as was shown in earlier animal studies. We now have three Phase II clinical trials ongoing with MVA-Muc1-IL2 in addition to the three Phase II clinical trials with our immunotherapeutic vaccine candidate MVA-HPV-IL2."

Transgene's MVA-Muc1-IL2 product candidate uses the highly attenuated MVA vaccinia virus vector to express the Muc1 tumor-associated antigen and the cytokine interleukin-2 (IL-2) in order to stimulate specific T-cell responses. Muc1 is found in most adenocarcinomas and is expressed in over 90% of prostate cancers. Phase I clinical trials with this product candidate were conducted in the United States and Europe and involved patients with various adenocarcinoma, including breast, lung and kidney cancers. Those trials demonstrated a positive safety and tolerance profile of MVA-Muc1-IL2, and provided evidence of immune response in some patients. In addition, clinical trials with Transgene's earlier version of its Muc1 vaccine candidate involving patients with prostate cancer demonstrated encouraging immunotherapeutic effects.

Transgene, based in Strasbourg, France, with an office near Boston, Massachusetts, is a biopharmaceutical company dedicated to the discovery and development of gene therapy products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the development of gene therapy products for the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials for six different indications and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, vaccinia and synthetic vectors.

This press release contains forward-looking statements, including statements regarding Transgene's strategy, the efficiency and safety of and potential market for its product candidates and prospects. Statements that are not historical facts are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene's future operating results include the following: Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene's product candidates may not demonstrate therapeutic efficacy, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene's technologies or products, and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled ``Risk Factors."

SOURCE: Transgene

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2002

Transgene S.A.

By:______________________

Paul Bikard
Chief Financial Officer